COMPLIANCE WITH THE KOREA EXCHANGE DISCLOSURE REQUIREMENT REGARDING (RUMORS/REPORT OF) THE
POSSIBLE DISPOSAL OF SHARES HELD BY IT IN OTHER PUBLICLY LISTED COMPANIES

POSCO clarifies that it is not contemplating any sale or disposal of any number of share held by it in SK Telecom Co., Ltd., KB Financial Group Inc., Shinhan Financial Group Co., Ltd., and Hana Financial Group Inc.